Exhibit 99.1

 ReTo Eco-Solutions Inc. Announces Results of 2021 Annual Meeting of Shareholders

BEIJING, November 24, 2021 – ReTo Eco-Solutions, Inc. (NASDAQ: RETO) (“ReTo” or the “Company”) a provider of technology solutions for the improvement of ecological environments, today announced the results of the Company’s 2021 Annual General Meeting of Shareholders (the “Annual Meeting”) held at its executive office X-702, 60 Anli Road, Chaoyang District, Beijing, China at 9:00 a.m., Beijing Time, on Tuesday, November 23, 2021.

At the Annual Meeting, ReTo Eco-Solutions Inc.’s shareholders:

1.	Elected seven directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

2.	Ratified the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021;

3.	Approved the 2021 Equity Incentive Plan.

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo Eco-Solutions,Inc. (NASDAQ: RETO), through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company offers a full range of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment, and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design, and installation for the improvement of ecological environments, such as ecological soil restoration through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding: 1) the ability of additional features and customized configurations on its machinery and equipment products to attract new customers; 2) the ability of the growth of its business to resume in the near future; and 3) the further spread of COVID-19 or the occurrence of another wave of cases and the impact it may have on the Company’s operations are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the construction industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc